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Alexander Finden · 2nd

Co-Founder and COO at Mammalz

Encinitas, California · 500+ connections · Contact info

Mammalz

Northern Arizona University

Highlights

1 mutual connection
You and Alexander both know Justin Renfro

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Probono consulting and volunteering.

Message Alexander

About

I am frustrated with the static state of the nature media industry, so I'm disrupting it. I'm a co-founder of Mammalz, the "Twitch for Nature", which my business partner Rob and I hope will create highly engaging, innovative, and lucrative opportunities for scientists, media makers, and the nature-loving public.


Fall In Love With Nature

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Activity

552 followers


The best kind of leadership training?
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Gorgeous. You doing the Trans Catalina? That's on my wishlist......
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These are our best animal photos of 2019
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Gorgeous. That must be cool to see it in the snow
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Experience

Co-Founder and COO
Mammalz
Apr 2017 – Present · 2 yrs 10 mos
Greater San Diego Area

Mammalz is the community for people who love nature. Currently in its development phase, Mammalz will disrupt the nature media industry by providing a modern multimedia and social platform for all things nature. To stay updated with our progress, subscribe to our list via http://mammalz.com/ .

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Freelance Filmmaker

Alexander Finden Cinematography
Feb 2016 – Jun 2018 · 2 yrs 5 mos
Hilo, Hawai'i

I produced films, video clips, and photographs for both freelance projects and for stock sales using high end equipment. Underwater wildlife video was my specialty, but I also shot time-lapse photographs, slow motion video, and professional interviews for documentary. For my film projects, I produced, shot, and edited all of my material.

Divemaster / Swim Instructor / Shop Front Desk

Hilo Ocean Adventures
Jun 2015 – Aug 2017 · 2 yrs 3 mos
Hilo, Hawai'i

At Hilo Ocean Adventures, my responsibilities included assisting customers with purchasing specialty dive and snorkel equipment, leading certified dive tours by both shore and boat, teaching swim lessons to kids and adults, filling SCUBA tanks, maintaining the chemistry of the swimming pool, and organizing/cleaning the dive shop.

Research Assistant

Northern Arizona University
Jul 2014 – Jun 2015 · 1 yr
Flagstaff, AZ

Throughout my last year at NAU, I assisted a PhD student with research in the Alice C. Gibb vertebrate morphology laboratory. Our research involved shooting and analyzing high-speed video, live fish husbandry, clearing and bone/cartilage staining of fishes, quantifying data using ImageJ and Kinovea software, and writing up a poster presentation for the 2015 Soc ...see more



SICB Poster FINDEN 2015

Laboratory Technician

Northern Arizona University Biology Department
Aug 2014 – May 2015 · 10 mos
Flagstaff, AZ

While working as a lab tech, I was responsible for prepping introductory biology labs, breaking down and cleaning lab equipment, disposing of waste, organizing the equipment, and taking inventory for new shipments.

Education

Northern Arizona University

Bachelor of Science (B.S.), Biology/Biological Sciences, General, 3.90
2010 – 2015

My last two years of school were focused on my Biology degree. I took as many zoology, animal behavior, vertebrate ecology, and classification courses as I could, focusing mostly on underwater systems and animals. My last year at NAU was spent working with a graduate student as a research assistant.

Northern Arizona University

Bachelor's Degree, Electronic Media and Film, 3.90
2010 – 2015

For my first few years at NAU, I focused on my filmmaking degree. With some technical experience, I focused on producing, writing, editing, and shooting for documentary and

television. My films were featured in the school's festivals each year with the final one winning the highest award.

Sedona Film School

Independent Filmmaking Certificate, Documentary Filmmaking, 3.95

2012 – 2013

For a year in Sedona, Arizona, I attended a technical filmmaking school called the Sedona Film School. This program involved technical training in all positions, including editing, writing, producing, sound, and camera operation. For the last few months of the program, I produced my own short film entitled "Sweet, Sexy Ocean", a documentary on the sea urchin industry in San Diego, which ended up winning the Audience's Choice Award (highest honors) at the end of the program year.

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Licenses & Certifications

PADI Divemaster

PADI

Issued Jul 2015 · Expired Apr 2019

Credential ID 363848

CPR and First Aid

NAUI Worldwide

Issued Jun 2016 · Expired Jun 2017

Fill Station Operator

OSHA

Issued Jun 2016 · Expired Jun 2017

Skills & Endorsements

Adobe Creative Suite · 10

Margo Taylor and 9 connections have given endorsements for this skill

Film Production · 10

Rob Whitehair and 9 connections have given endorsements for this skill

Adobe Photoshop · 8

Brian J. Esposito and 7 connections have given endorsements for this skill

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Accomplishments

7 **Courses**

Animal Behavior • Ichthyology • Independent Filmmaking Capstone • Marine Biology • Organic Chemistry • Scientific Photography • Vertebrate Zoology

4 **Honors & Awards**

Magna Cum Laude - School of Natural Sciences and School of Communications • Audience's Choice - Avant Garde Showdown • Audience's Choice Award for Best Picture • Nomination - Student Emmy for Cinematography

1 **Project**

Cinematography Reel

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